Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                               December 29, 2020




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



                                  Re: FT 9064
             FT Short Duration Fixed Income Model Portfolio, 1Q '21
                                 (the "Trust")
                      CIK No. 1823346 File No. 333-250066
--------------------------------------------------------------------------------


Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

General/Global Comments
-----------------------

      1. PLEASE CONFIRM FIRST TRUST HAS BEEN DISCLOSING THE INDEMNIFICATION PROVISIONS RELATING TO OFFICERS, DIRECTORS, ETC. IN REGISTRATION STATEMENTS AS REQUIRED BY RULE 484 (IN ADDITION TO PROVIDING THE UNDERTAKING).

      Response: The Sponsor confirms that the First Trust UIT prospectuses include a description of a trust's indemnification provisions and refers the Staff to the bullet points under the section of the prospectuses entitled "Expenses and Charges" where each trust identifies circumstances under which the trust may indemnify the Trustee and/or Sponsor of a trust.

      2. PLEASE CONFIRM THAT THE LIST OF RISK FACTORS IS ACCURATE FOR EACH TRUST IN THE INFORMATION SUPPLEMENT. IF NOT, PLEASE EXPLAIN THE DIFFERENCES BETWEEN THE PROSPECTUS AND INFORMATION SUPPLEMENT AND PLEASE REVISE THE INFORMATION SUPPLEMENT DISCLOSURE TO BE CONSISTENT WITH A TRUST'S INVESTMENTS.

      Response: The Sponsor respectfully declines to revise the Information Supplement disclosure. Please note that the underlying Funds held by the Trust have portfolios that can change over time. As such, the Trust believes that it is appropriate to include all of the potential investment types that the underlying Funds may have exposure to in the Information Supplement. Moreover, the Trust refers the Staff to the introduction paragraph to the Information Supplement, which clarifies that the Trust and underlying Funds do not necessarily have exposure to all of the various asset classes described in the Information Supplement and that the underlying Funds' exposure to the investments described in the Information Supplement is not fixed and may change over time.

Portfolio
---------

      3. THE DISCLOSURE PROVIDES AS FOLLOWS: "THE TRUST IS A UNIT INVESTMENT TRUST WHICH CONSISTS OF ETFS, THE MAJORITY OF WHICH ARE ADVISED BY FIRST TRUST ADVISORS L.P., AN AFFILIATE OF THE TRUST'S SPONSOR. THE ETFS INCLUDED IN THE PORTFOLIO INVEST IN SHORT DURATION FIXED INCOME SECURITIES AND HAVE BEEN SELECTED BY THE FIRST TRUST ADVISORS MODEL INVESTMENT COMMITTEE THROUGH A DYNAMIC APPROACH BASED ON THE FOLLOWING FACTORS: THE SIZE AND LIQUIDITY OF THE ETF, THE CURRENT DIVIDEND YIELD OF THE ETF, THE QUALITY AND CHARACTER OF THE SECURITIES HELD BY THE ETF AND THE EXPENSE RATIO OF THE ETF, WHILE ATTEMPTING TO LIMIT THE OVERLAP OF THE SECURITIES HELD BY THE ETFS AND TARGETING A DURATION OF NO MORE THAN THREE YEARS." PLEASE BE MORE SPECIFIC AS TO THESE CRITERIA. ALSO, PLEASE CLARIFY THE TYPE OF DURATION USED - E.G., DOLLAR WEIGHTED AVERAGE MATURITY, EFFECTIVE DURATION ETC.

      Response: In accordance with the Staff's comment, the referenced disclosure will be replaced in its entirety with the following:

      "The Trust is a unit investment trust which consists of ETFs, the majority of which are advised by First Trust Advisors L.P., an affiliate of the Trust's Sponsor. The ETFs included in the portfolio invest in short duration fixed income securities and have been selected by the First Trust Advisors Model Investment Committee through a dynamic approach based on the following factors: the size and liquidity of the ETF (requiring a minimum market capitalization of $50,000,000 and at least 6 months of trading history); the current dividend yield of the ETF; the underlying fund holdings' credit ratings; the ETF's exposure to different fixed income asset types, including mortgage-backed securities, investment grade corporate bonds, high-yield bonds, senior loans, ultra-short maturity bonds, and including exposure to US and non-US markets. The ETF allocations were determined based on the First Trust Advisors Model Investment Committee's evaluation of sector relative value including yields and spreads, credit fundamentals and supply and demand trends across these asset types. The weighted average effective duration of the Trust's portfolio at the time of deposit will be less than three years."

      4. THE STAFF NOTES THAT THE TRUST INCLUDES DISCLOSURE FOR THE ISHARES 0-5 YEAR INVESTMENT GRADE CORPORATE BOND ETF. PLEASE EXPLAIN HOW THIS IS CONSISTENT WITH THE TARGET DURATION OF NO MORE THAN THREE YEARS DESCRIBED IN THE PORTFOLIO SECTION.

      Response: Please note that the referenced ETF can hold securities with maturities out to 5 years, but the weighted average effective duration of the ETF is currently 2.35 years. Also, the Sponsor's model constraint of 3 years is at the Trust level, meaning that the Trust can hold ETFs with durations longer than 3 years as long as the weighted average for the Trust's portfolio is under 3 years. The weighted average duration for the Trust's overall portfolio is currently under 3 years.

      5. PLEASE CONFIRM THAT THE REFERENCES TO EACH OF THE UNDERLYING ETFS' WEBSITES ARE TO THE MOST CURRENT PROSPECTUS. THIS COMMENT APPLIES TO OTHER UIT FILINGS THAT REFERENCE OTHER FUND FILINGS.

      Response: The Trust confirms that the references to each of the underlying ETFs' websites are to each fund's landing page which includes the most current information for each ETF and include links to the fund's literature, including the prospectus.

Risk Factors
------------

      6. IF SLQD IS CONCENTRATED IN AN INDUSTRY OR GROUP OF INDUSTRIES, PLEASE PROVIDE DISCLOSURE TO THAT EFFECT (AND ANY ASSOCIATED RISKS).

      Response: Please reference the SLQD specific risk factors in the Trust's prospectus which include both a concentration risk and a financials sector risk.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By /s/ Daniel J. Fallon
                                          ____________________
                                          Daniel J. Fallon